EXHIBIT 21.1

LIST OF REWARDS NETWORK SUBSIDIARIES

1	Rewards Network Inc.

2	Rewards Network Services Inc.

3	Rewards Network Establishment Services Inc.

4	TMNI International Inc.

5	iDine Media Group Inc.

6	Rewards Network International, Inc.

7	RTR Funding LLC

8	Rewards Network Canada GP Corporation

9	Rewards Network Canada LP

10	FFA Acquisition Corporation